Experience Investment Corp.

100 St. Paul St., Suite 800

Denver, CO 80206

August 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly

Re:                             Experience Investment Corp.

Draft Registration Statement on Form S-1

Submitted June 26, 2019

CIK 0001779128

Dear Mr. Kelly:

Experience Investment Corp., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 18, 2019, regarding the Draft Registration Statement on Form S-1 filed on June 26, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted June 26, 2019

General

1.              Please supplementally provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Calculation of Registration Fee, page 1

2. State the subparagraph of Rule 457 under the Securities Act which you used for calculating the registration fee.

Pursuant to the Staff’s comment, we have added the requested information.

*     *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

Experience Investment Corp.

By:	/s/ Eric L. Affeldt
	Name:	Eric L. Affeldt
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP